Hollysys Automation Technologies Establishes a Strong Foothold in
High-end Thermal Power Automation Industry

Beijing, China – December 27, 2011 – Hollysys Automation Technologies, Ltd. (NASDAQ: HOLI) (“Hollysys” or the “Company”), a leading provider of automation and control technologies and applications in China, announced today that it has been awarded three separate contracts by different power corporations in the country, to supply its proprietary industrial Distributed Control Systems (DCS) to 6×660MW ultra-supercritical thermal power generating units in aggregate, with all of the delivery expected to be completed by the end of 2012.

The three DCS contract wins include 2×660MW ultra-supercritical thermal power generating units of Yuejiang Thermal Power Plant constructed by Guangdong Yudean Group Co., Ltd. In Guangdong Province, 2×660MW units of Dianta Thermal Power Plant by Shenhua Shendong Power Company Ltd. in Shaanxi Province, and 2×660MW units of Guizhou Panxian Thermal Power Plant by Guangxi Investment Group in Guizhou Province.

The automation and control system for large-scale thermal power plants is consisted of various ancillary sub-systems besides the core DCS system, such as optimization, desulfurization, Digital Electric Hydraulic Control and etc. It is a common practice for DCS supplier to commission the ancillary sub-systems in automation and control of large-scale thermal power plants due to the nature of DCS system. The company expects to generate a series of follow-on contracts on the three DCS contract wins.

Dr. Changli Wang, Chairman and CEO of Hollysys, commented, “We are pleased to have established a strong foothold in high-end thermal power automation and control market in China evidenced by a string of DCS contract wins of 660MW power generating units, which have been pretty much dominated by multi-national corporations. We will continue to leverage on our proprietary technology and total solution approach to further penetrate into high-end segments of industrial automation and consolidate low-end to mid-end market through expanded sales and service network in the country, to create value for our shareholders.”

Hollysys Automation Technologies, Ltd.	Page 2
December 27, 2011

About Hollysys Automation Technologies, Ltd.

Hollysys Automation Technologies is a leading provider of automation and control technologies and applications in China that enables its diversified industry and utility customers to improve operating safety, reliability, and efficiency. Founded in 1993, Hollysys has approximately 3,500 employees with nationwide presence in over 40 cities in China, with subsidiaries and offices in Singapore, Malaysia, Dubai, India, and serves over 2000 customers in the industrial, railway, subway & nuclear industries in China, south-east Asia, and the middle east. Its proprietary technologies are applied in its industrial automation solution suite including Distributed Control System (DCS), Programmable Logic Controller (PLC), RMIS, HAMS, OTS, and other products, high-speed railway signaling system of Train Control Center(TCC) and Automatic Train Protection (ATP), and other products, subway supervisory and control platform (SCADA), and nuclear conventional island automation and control system.

Safe Harbor
This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact included herein are “forward-looking statements,” including statements regarding: the ability of the Company to achieve its commercial objectives; the business strategy, plans and objectives of the Company and its subsidiaries; and any other statements of non-historical information. These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties.  Such forward-looking statements, based upon the current beliefs and expectations of Hollysys management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements.  Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.
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For further information, please contact:

Hollysys Automation Technologies, Ltd.
www.hollysys.com
+8610-58981386
+8610-58981326
investors@hollysys.com